Chesapeake Midstream Partners, L.P.

777 NW Grand Boulevard

Oklahoma City, Oklahoma 73118

(405) 935-1500

April 22, 2010

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Chesapeake Midstream Partners, L.P.

Registration Statement on Form S-1

Filed February 16, 2010

File No. 333-164905

Dear Mr. Owings:

Set forth below are the responses of Chesapeake Midstream Partners, L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 16, 2010, with respect to the Partnership’s Registration Statement on Form S-1, File No. 333-164905, filed with the Commission on February 16, 2010 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have hand delivered three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the initial filing of the Registration Statement. On April 9, 2010, we filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was filed solely to amend Item 16 of Part II thereof and to transmit certain exhibits thereto. Amendment No. 1 did not modify any provision of the preliminary prospectus constituting Part I or Items 13, 14, 15 or 17 of Part II of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All capitalized terms and references to page numbers and captions correspond to Amendment No. 2, unless otherwise specified.

With respect to comment 7, we will be sending the Staff a supplemental response that contains information and materials responsive to that comment.

General

1. Please revise throughout to include all information that may not properly be excluded under Rule 430A. Provide all information required with respect to the offering price range, underwriting discounts, and the number of common units. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:

We will undertake to provide in future amendments all information in the Registration Statement that we are not entitled to omit under Rule 430A. This information will be provided in a manner that provides the Staff with adequate time for review prior to the distribution of the preliminary prospectus.

2. Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

Response:

We confirm our understanding that FINRA must provide notice of the completion of its review and of it having no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering prior to the Staff declaring the Registration Statement effective.

3. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response:

We have included the requested graphics and artwork in the prospectus forming a part of the Registration Statement (the “Prospectus”). Please see the inside front cover and back cover of the Prospectus.

4. Please update your disclosure to comply with the amendments to Items 401, 402 and 407 of Regulation S-K that are effective February 28, 2010, as applicable. Refer to Securities Act Release No. 33-9089.

Response:

We have revised the disclosure in Amendment No. 2 to comply with Items 401, 402 and 407 of Regulation S-K. Please see pages 124-128 and 137.

5. Please update all information in the prospectus to the most recent practicable date.

Response:

We have revised the disclosure in Amendment No. 2 to update information in the Prospectus to the most recent practicable date.

Table of Contents, page i

6. Please revise to include all the subheadings in the risk factors section. Refer to Securities Act Release No. 33-6900.

Response:

We respectfully submit that the table of contents includes references to all subheadings in the Risk Factors section of the Prospectus. To the extent that the Staff is requesting that we include within the table of contents a listing of each risk factor heading, we do not believe this approach would be useful to investors as the risk factor subheadings would consume several pages and generally not facilitate an investor’s review of the Prospectus. We also do not believe such an approach is consistent with table of contents disclosures contained in other recent master limited partnership initial public offerings.

Summary, page 1

7. Please disclose the basis for all of your assertions about your or your affiliates’ competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. The following are examples only of some of your competitive position assertions:

•	“Chesapeake is the second largest natural gas producer in the U.S. . . . .,” page 2;

•	“Total S.A. is the fifth largest integrated oil and gas company in the world . . . .” page 2;

•	“.. .Chesapeake [is] the second largest natural gas producer and the leading leasehold owner in U.S. unconventional resource plays . . . ..,” page 3; and

•	“Chesapeake is the industry’s leader in unconventional natural gas drilling and production . . . .,” page 4.

Response:

We are simultaneously sending the Staff a supplemental response containing information and materials supporting our assertions about our or our affiliates’ competitive position within our industry.

8. Please revise your prospectus to eliminate or reduce repetitive information, and to ensure that the information flows logically so that investors will more readily comprehend the significance of your disclosures. For example, the summary contains a lengthy description of the partnership’s strategies and strengths on pages 3 - 5 that repeats information contained on pages 108 -111 of the Business section of the prospectus. Please delete or shorten these sections and other unnecessary marketing language. Refer to Securities Act Release No. 33-6900 and instruction to Item 503(a) of Regulation S-K.

Response:

We have revised the disclosure relating to our strategies and strengths as disclosed in the Summary section to eliminate information that is repeated in the Business section that, in our view, is not necessary to ensure a logical flow of information that is significant to investors within the Summary. Please see pages 3-4.

9. The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your business with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business. The following are examples only:

•	On page 2 you state you have limited exposure to direct commodity price risk, but on page 26 you state that your exposure could increase in the future.

•	On page 2 you state that you have long-term contractual cash flow stability, but on page 22 you disclose risks relating to the gas gathering agreements.

•	On page 5 you state that you have a conservative capital structure, but on page 23 you state that your financial leverage may increase.

Refer to Securities Act Release No. 33-6900.

Response:

We have revised disclosure within the Summary section of the Prospectus to balance the description of our business with equally prominent disclosure of the challenges we face and the risks and limitations that could harm our business by cross-referencing the relevant discussions thereof in the Risk Factors section. Please see pages 2 and 4. We have revised the description of our capital structure on page 4 and elsewhere in Amendment No. 2 to eliminate the reference to “conservative.”

The Offering – Cash distributions, page 10

10. Please briefly describe and quantify the general partner’s and its affiliates’ fees and expenses that are paid prior to the distributions. Make similar disclosures in the risk factors on pages 19 and 34, and elsewhere in the filing as applicable. Refer to Securities Act Release No. 33-6900.

Response:

We have revised the disclosure in Amendment No. 2 to describe the general partner’s and its affiliates’ fees and expenses that are paid prior to quarterly cash distributions. Furthermore, we have included a statement clarifying that all of such reimbursement obligations, other than the reimbursement for the provision of general and administrative services pursuant to the services agreement, are uncapped. Please see pages 11, 19, 57-58 and 141. Accordingly, we respectfully submit that, other than those projected reimbursement costs for the twelve-month period ending June 30, 2011 pertaining to the services agreement, the employee secondment agreement and the shared services agreement, as outlined on pages 145-147 of Amendment No. 2, we are unable to quantify the costs associated with such services.

Material tax consequences, page 13

11. Please disclose that you have received a tax opinion and identify counsel.

Response:

We have revised the disclosure in Amendment No. 2 to confirm that all statements of legal conclusions contained in Material Tax Consequences, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. Please see page 13.

Summary Historical and Unaudited Pro Forma Financial and Operating Data, page 14

Non-GAAP Financial Measure, page 16

12. We note that you presented the non-GAAP financial measure of Adjusted EBITDA. We read that you define Adjusted EBITDA as net income (loss) before income tax expense, interest expense, depreciation and amortization expense, certain non-cash charges, gains and losses from derivatives activities and selected items that are generally unusual or non-recurring. From the reconciliation on page 17 we see that these items include the impairment of your property, plant, and equipment and other assets and the gain or loss on sale of assets. Please clarify for us if you meant to characterize impairment and gains and losses on the sale of assets as unusual or non-recurring. And if so, please explain to us why you believe this is appropriate given that you had these types of charges in both 2008 and 2009 and considering the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K.

Response:

We have revised our disclosure to clarify that our definition of Adjusted EBITDA reflects net income (loss) before income tax expense, interest expense, depreciation and amortization expense and certain other items management believes affect the comparability of operating results, as opposed to implying that these items are unusual or non-recurring. We believe our revised disclosure is consistent with the guidance provided in response to Question 102.03 of the Compliance & Disclosure Interpretation relating to Non-GAAP Financial Measures (January 11, 2010). Please see pages 16-17.

Risk Factors, page 18

13. We note your impairment disclosure on page 88. Please include appropriate risk factor disclosure if you believe that future impairment charges may occur in your business.

Response:

We currently have no reason to believe that any additional impairment charges are reasonably likely to occur in the near term due in part to the terms of our new gas gathering agreements, which include negotiated rate structures and other provisions designed to support a return on our invested capital. Accordingly, we have not revised the Risk Factors section to include a risk factor of this type.

Tax Risks To Common Unitholders, page 40

14. We note your disclosure on page 175 that your tax counsel is unable to opine on specific federal income tax issues. Please include appropriate risk factor disclosure, including that counsel will not provide an opinion on these issues. Refer to Securities Act Release No. 33-6900.

Response:

We have revised the disclosure in Amendment No. 2 to provide the appropriate risk factor disclosure. Please see pages 42-44.

Use of Proceeds, page 45

15. Please quantify the amount you intend to use for each stated purpose.

Response:

We have revised the Use of Proceeds section in Amendment No. 2 to reflect that a specified portion of the net proceeds will be reserved for future general partnership purposes. We are not able, however, to reasonably quantify the amount that will be applied to the potential uses stated. Please see pages 10 and 45.

Our Cash Distribution Policy and Restrictions on Distributions, page 48

16. In this section and under Provisions of Our Partnership Agreement Relating to Cash Distributions beginning on page 60, please clarify whether the distributions represent a return of investors’ capital or a return on investors’ capital. Please also describe in greater detail the operating fees and expenses paid to the general partner and its affiliates and quantify these payments. Refer to Securities Act Release No. 33-6900.

Response:

We have revised the disclosure in Amendment No. 2 to clarify that all available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Any excess available cash distributed by us on that date will be deemed to be capital surplus. Please see pages 49 and 62. For additional information relating to the operating fees and expenses to be paid to the general partner and its affiliates, please see our response to the Staff’s comment 29.

Partnership Statement of Estimated Adjusted EBITDA, page 55

17. We note that you are adding cash on hand to fund expansion capital expenditures to your estimated Adjusted EBITDA when calculating your estimated cash available for distribution. Given that your pro forma financial statements indicate that you have minimal cash on hand prior to this offering, we assume that this forecasted cash on hand at December 31, 2010 will primarily result from your offering. Please provide a footnote or significantly expand your assumptions regarding cash as seen on page 59 to explain in detail how you determined that this was a reasonable estimate for cash on hand at December 31, 2010. To the extent that a material portion of this cash will result from nonrecurring sources such as your offering, you should clearly disclose that to your investors and discuss the implications this has on your ability to generate sufficient cash to pay the minimum annual cash distributions in future years.

Response:

We have revised the disclosure in Amendment No. 2 to include a footnote noting that a portion of the cash on hand to fund future capital expenditures relates to a portion of the proceeds from this offering. Please see page 55. Furthermore, we have revised the assumption on page 59 to clarify the fact that the proceeds from this offering is a nonrecurring source of cash on hand.

18. We note your subtotal titled “Total distributions.” Please revise the title of this line to clarify, if true, that this subtotal represents total minimum annual cash distributions. If our understanding of this subtotal is incorrect, please explain to us in more detail and revise the title of this line to better convey what this subtotal represents.

Response:

We have revised the title of the referenced subtotal to read “Total annualized minimum quarterly distributions” to clarify that this subtotal represents total minimum annual cash distributions. Please see page 55.

Assumptions and Considerations, page 56

19. We read under the heading “General Considerations” that your forecasted results are not directly comparable with your historical periods. Given the significant differences in your forecasted results as compared to your historical periods, please ensure that you provide a robust discussion of each underlying factor that contributes to the expected differences, or provide a cross-reference to where this disclosure is provided elsewhere in your filing, and quantify the impact of each factor on your results where practicable.

Response:

We have revised our assumptions and considerations to better explain the factors that contribute to the differences between our forecasted and historical results. Please see pages 56-59.

20. We have the following comments concerning your discussion of forecasted revenues:

a.	We read in your discussion of volumes that you expect Chesapeake to increase its average operated rig count in your Barnett Shale acreage dedication by more than 40% relative to fourth quarter 2009 levels. However, we note that your total volumes are expected to increase by only 10% as compared to the 12 months ended September 30, 2009. We assume that your volumes will not increase by a higher percentage because it will take a certain amount of time for Chesapeake to increase its average operated rig count by the expected 40%. Please clarify to your investors the expected timetable for this 40% increase, including disclosing the expected date that this increase will be completed, whether the increase is expected to be completed by year end, and the progress made towards this increase as of the most recent practicable date. Also quantify your historical volume from the Barnett Shale versus your forecasted volume from the Barnett Shale to clarify how this increase in average operated rigs will translate into volume increases during 2010. To the extent that your forecasted volume from the Barnett Shale is more than 418 Bcf, please explain how you expect to reach that forecasted volume in light of your disclosure under the heading “Minimum Volume Commitment Payment” that you expect Chesapeake to have to pay you cash to reach its specified minimum volume commitment of 418 Bcf for the Barnett Shale.

Response:

We have revised the disclosure in Amendment No. 2 to include the requested disclosure. Please see page 56 for a more detailed discussion of the expected timing of the rig count increase. A number of factors contribute to the discrepancy between the growth in Chesapeake’s rig count and our expected increase in volumes for the forecast period. We generally experience a delay in time between when the majority of the capital associated with a particular well is spent and when that well is connected to our systems and we begin to generate gathering revenues from the connected well. The extent of the timing delay is variable and is dependent upon a number of factors, including environmental, regulatory and other factors, which are generally compounded in urban environments like the Barnett Shale region. We believe that the increase in rig count will translate in the future to production volumes that will both offset declining volumes from existing wells as well as provide additional incremental volumes of throughput to our systems.

As noted on page 57 of Amendment No. 2 under “Minimum Volume Commitment Payment,” we anticipate volumes for the forecast period from our Barnett Shale region to be less than the prorated minimum volume commitments of 418 Bcf. Our forecast assumes that we recognize revenue of $34 million during the twelve months ending June 30, 2011 as a result of projected volumes being less than the minimum volume commitments. Of this $34 million, approximately $17 million is attributable to the one-time carryforward described on page 57.

b.	We read in your discussion of fees that your fees are projected to increase in 2010 in part due to the embedded annual fee escalators in those contracts. Your reference to “those” contracts appears to refer to your new gathering contracts with Chesapeake and Total that are discussed earlier in your sentence; however, since you disclose elsewhere that these contracts were recently signed, it is unclear to us why an annual fee escalator would impact your fees during what appears to be the first year of the contract. Your reference to embedded annual fee escalators also is unclear given your disclosure under the heading “Fee Redetermination,” which indicates that you agreed with Chesapeake not to undertake a fee redetermination for 2010 related to your Mid-Continent gathering systems. Please revise to better explain this matter.

Response:

We have revised the disclosure in Amendment No. 2 to better explain our discussion of fees and annual fee escalators. Please see page 57.

21. We note your disclosures concerning the forecasted minimal net change in your operating expenses. Please revise to quantify the expected increase resulting from the new contracts with Chesapeake and Total that are the primary drivers behind your forecasted increase in revenues. To the extent that the percentage of expected increase in operating expenses from these new contracts is not consistent with the percentage of expected increase in revenues, please explain why as we would generally expect a direct relationship between the variance in your revenues and the variance in your operating expenses. Please also better explain the expected offsetting decrease in operating expenses that will result from the capitalization of certain labor costs related to the construction of your systems. This is particularly unclear given that you expect significantly reduced capital expenditures in 2010 as compared to prior periods, which we assume would result in a reduction of capitalized labor costs.

Response:

We have revised the disclosure in Amendment No. 2 to clarify our disclosure relating to operating expenditures. Please see pages 57-58. Our current gas gathering agreements with Chesapeake and Total pursuant to which we provide services for natural gas delivered by Chesapeake and Total to our gathering systems in our Barnett Shale region and, solely with respect to Chesapeake, our Mid-Continent region cover the same acreage dedications that were covered under our prior gas gathering agreement with Chesapeake that was effective for 2009. Consequently, our revenue growth for the forecast period relative to the year ended December 31, 2009 results primarily from increased activity in the same acreage dedications during those periods and not from new or additional acreage dedications.

In addition, given the anticipated timing of the marketing process for this offering, we have revised our forecast period to include the period from July 1, 2010 through June 30, 2011. Over this period operating expenditures are forecasted to increase relative to the year ended December 31, 2009. The increase in operating expenditures is related to additional compression and other operating expenses necessary to accommodate increased throughput and continued expansion of our gathering systems as well as direct costs that we expect to incur in order to operate as a standalone entity. During the forecast period, the increase in revenues is expected to outpace the increase in operating expenses for such period. This differential is due to the fact that approximately $34 million of the revenues for such forecast period relates to a payment from Chesapeake for not meeting its minimum volume commitment under our gas gathering agreement. Please see page 57. As there were no underlying operating expenses attributable to this payment, the increase in revenues for the forecast period outpaces the increase in operating expenses.

22. We note your disclosures concerning the forecasted increase in your general and administrative expenses. Please explain, or provide a cross-reference to the explanation of, your reference to the establishment of your independent management team. Ensure that you clarify when these officers were hired to indicate whether their compensation is included in any portion of the prior periods. If you are referring to the executive officers discussed in the “Management” section of your filing beginning on page 124, please reconcile your disclosures under that section of the filing to the fact that you are indicating here that these executive officers are the primary reason for a $9 million increase in your annual expenses. Also clarify the context in which these officers are “independent” since we understand that you are managed by your general partner, and your general partner’s officers are employees of Chesapeake.

Response:

We have revised our disclosure relating to our forecasted general and administrative expenses and to expenses associated with management, including to describe our management team as “dedicated” as opposed to “independent.” Please see page 58. Under the shared services agreement, while performing services for us, Mr. Stice works solely under the direction, supervision and control of the board of directors of our general partner, which is ultimately and fully responsible for Mr. Stice’s assignments during such service. Subject to limited termination rights, while Mr. Stice is performing services for us, Chesapeake has no right to terminate his services to us or to otherwise exercise direction, supervision or control over Mr. Stice. Under the employee secondment agreement, Messrs. Purgason and Shiels are seconded to, and considered co-employed by, our general partner. As such, Messrs. Purgason and Shiels work solely under the direction, supervision and control of our general partner while they are providing services for us, and our general partner has the ultimate and full responsibility for their daily work assignments and performance. During their provision of services for us, Messrs. Purgason and Shiels have no authority to act on behalf of Chesapeake Midstream Management, L.L.C. or any other Chesapeake affiliate other than our general partner. Chesapeake Midstream Management, L.L.C. has no right to terminate Messrs. Purgason’s or Shiels’ secondment to us without our prior written consent.

23. We note your disclosures concerning the forecasted capital expenditures. Given your disclosures elsewhere concerning your new 20-year gas gathering agreements with Chesapeake and Total and the fact that these agreements require you to connect Chesapeake and Total operated natural gas drilling pads and wells to your gathering systems, we would expect these agreements to result in a significant amount of capital expenditures in 2010. It is unclear to us why your forecasted capital expenditures for 2010 would be less than your capital expenditures in previous periods. Please revise to better explain why you had relatively higher capital expenditures in previous periods such that your capital expenditures are expected to decrease in 2010 despite the new gas gathering agreements.

Response:

We have revised the disclosure in Amendment No. 2 to better explain why we had relatively higher capital expenditures in previous periods such that our capital expenditures are expected to decrease for the twelve months ending June 30, 2011. Please see pages 58-59.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 77

Results of Operations, page 87

Impairment of Property, Plant, and Equipment and Other Assets, page 88 and 90

24. We note that you recorded significant impairment charges primarily related to certain gathering systems in the Mid-Continent region in the year ended December 31, 2008 and the nine months ended September 30, 2009. Please provide more information as to the facts and circumstances that caused the expected future cash flows to not be in excess of the book value of these systems. For example, if there has been a change in the use or utilization of the assets, a change in the physical condition of the assets, or a change in the business climate you should explain this to your potential investors. We remind you that one of the primary objectives of management’s discussion and analysis is to provide enough context around your results as well as insight into the underlying factors that influenced your results such that investors can ascertain the likelihood that past performance is indicative of future performance. Also, given that you have stated that you do not consider these losses to be recurring events in the third bullet point on page 84, we believe you should provide more facts to support this assessment.

Response:

We have included additional disclosure regarding the cause of the impairment charges and how the amounts of the impairments were determined. Given the facts surrounding the cause for the impairment charges and Successor’s gas gathering agreements, the likelihood of such charges occurring in the near term are minimal. Please see pages 89-90 and 92. Additionally, we have revised the language on page 84 to remove the statement that such losses were non-recurring.

Liquidity and Capital Resources, page 92

Our Predecessor’s Liquidity and Capital Resources, page 92

Working Capital (Deficit), page 92

25. We read that as of September 30, 2009 your predecessor had working capital of $155.4 million compared to a working capital deficiency of ($60.7) million at December 31, 2008. However, later in the same paragraph we read that your predecessor had a working capital deficiency of ($4.6) million at September 30, 2009 compared to a deficiency of ($99.9) million at December 31, 2008. These statements appear to provide two different working capital amounts for the same time periods. Please explain this to us in reasonable detail or revise these statements.

Response:

We have revised the disclosure in Amendment No. 2 to correct the discrepancy. Please see page 93.

Critical Accounting Policies and Estimates, page 95

26. Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in testing your long-lived assets for impairment or determining your asset retirement obligation would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Refer to Section V of our Release No. 33- 8350.

Response:

We have reevaluated our critical accounting policies and have determined that certain of our accounting policies were incorrectly labeled as “Critical Accounting Policies” because they did not require management to develop significant estimates or assumptions. Accordingly, policies relating to asset retirement obligations, revenue recognition and environmental remediation were removed in Amendment No. 2. We have evaluated the remaining critical accounting policies and estimates in the context of Section V of Release No. 33-8350 and have concluded that a change in our estimates or assumptions is not reasonably likely to occur and that such change, if it were to occur, would not be material. For example, with regard to depreciation, we believe the estimated useful lives of our assets are consistent with industry practice, and we do not believe that near-term material changes in such lives are reasonably possible. In addition, as described elsewhere in this response letter, our impairment analysis was based on the economic terms of our current gas gathering agreements with Chesapeake and Total and Chesapeake’s future development plans. Accordingly, we do not believe there was significant judgment or alternative inputs that were available in determining the cash flows in our impairment calculation. We also do not anticipate impairments in the near term as the carrying value of the assets contributed to Successor are expected to achieve sufficient cash flows based on our new gas gathering agreements, which include negotiated rate structures, minimum volume commitments (applicable to the Barnett Shale region) and other provisions designed to support a return on the Partnership’s invested capital.

Business - Legal Proceedings, page 123

27. We note your disclosure that you are party to various regulatory proceedings. Please confirm that no disclosures are required here, taking into account Instruction 5 to Item 103 of Regulation S-K.

Response:

We confirm that there are no disclosures required, taking into account Instruction 5 to Item 103 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 139

28. Please disclose the information required by Item 404(b) of Regulation S-K.

Response:

We have revised the disclosure in Amendment No. 2 to provide the information required by Item 404(b) of Regulation S-K. Please see page 152.

Distributions and Payments to Our General Partner and Its Affiliates, page 139

29. We note the information contained in the table on page 139. Please include a summary tabular presentation, itemizing by category and specifying dollar amounts where possible, of all compensation, fees, profits, and other benefits (including reimbursement for out of pocket expenses) which the general partner and its affiliates may earn or receive in connection with the offering or operation of the partnership. Refer to Securities Act Release No. 33-6900 and Industry Guide 5

Response:

We have revised the disclosure in Amendment No. 2 to clarify the reimbursement obligations of the Partnership prior to making cash distributions. Furthermore, we have clarified that, other than with respect to the volumetric cap on general and administrative services included in the services agreement, such reimbursement obligations are uncapped. Please see page 141 and our response to the Staff’s comment 10.

Item II.B.2(b) of Securities Act Release No. 33-6900 states that the “use of tables as a means of simplifying the disclosure [relating to compensation and fee arrangements in primary offerings of limited partnerships] is encouraged.” We respectfully submit that the disclosure of such information in tabular format would neither serve the purpose of simplifying the disclosure in the Registration Statement nor is it readily quantifiable. As described in the Registration Statement, Chesapeake and GIP formed a joint venture in September 2009 to hold the assets that will be contributed to the Partnership upon the closing of this offering. In connection therewith, agreements substantially similar to the services agreement, the employee secondment agreement and the shared services agreement were implemented. As these agreements have been in place for less than a year, a presentation of historical reimbursement obligations connected therewith would not provide clarity to investors as to the anticipated costs on a continuing basis. To address this concern, we have included in the Registration Statement projected reimbursement obligations for the forecast twelve-month period ending June 30, 2011, as reflected in the “Certain Relationships and Related Party Transactions” section of the Prospectus. Please see pages 145-151. Though quantified within the relevant subsections, we believe that it is necessary for an investor to understand the obligations under each of the services agreement, the employee secondment agreement and the shared services agreement in order to fully comprehend the ongoing reimbursement obligations thereunder, and a presentation without such understanding would be misleading to investors. Accordingly, we respectfully submit that a presentation in tabular format of projected reimbursement obligations would not “simplif[y] the disclosure” as called for by Item II.B.2(b) of Securities Act Release No. 33-6900.

Agreements with Affiliates, page 140

30. As applicable, please also disclose the approximate dollar value of the amount involved in each of the transactions listed in this section. Refer to Item 404(a)(3) of Regulation S-K.

Response:

Where applicable, we have revised the disclosure in Amendment No. 2 to include approximate dollar values involved in each of the transactions listed. The descriptions of related party transactions that do not include approximate dollar amounts relate to agreements that, though not involving the direct payment of in excess of the $120,000 threshold as outlined in Item 404(a)(3) of Regulation S-K, are of the nature that we believe disclosure is required for a complete understanding of the material related party transactions to which the Partnership is a party. Please see pages 141-152.

Indemnification, page 144

31. Please expand this discussion to specify your indemnification obligations and those of Chesapeake.

Response:

We have revised the disclosure in Amendment No. 2 to specify our indemnification obligations and those of Chesapeake Midstream Ventures, with respect to the omnibus agreement, and certain affiliates of Chesapeake, with respect to the services agreement. Please see pages 144-146.

Conflicts of Interest and Fiduciary Duties, page 150

Fiduciary Duties, page 155

Rights and remedies of unitholders, page 156

32. Please also explain the defenses available to the general partner. Refer to Securities Act Release No. 33-6900.

Response:

We have revised the disclosure in Amendment No. 2 to explain the defenses available to our general partner. Please see pages 159-160.

The Partnership Agreement, page 160

33. Please also include a description of the operating agreement of Chesapeake MLP Operating, L.L.C. since it appears that you are dependent upon distributions from this entity to fund distributions on the common units. Please also file the operating agreement as an exhibit.

Response:

We have revised the disclosure in Amendment No. 2 to describe the operating agreement of Chesapeake MLP Operating, L.L.C. Please see page 176. We have additionally revised the exhibit index in the Registration Statement to include such agreement, which we will file at a time such that the Staff has adequate time to review it prior to our requesting effectiveness on the Registration Statement.

Material Tax Consequences, page 175

34. Please revise the language in the first sentence of the last paragraph in this section, which may imply that investors are not entitled to rely on the tax opinion. We would not object if you recommended that investors consult their own tax advisors with respect to the personal tax consequences of the investment which may vary for investors in different tax situations.

Response:

We have revised disclosure in Amendment No. 2 to provide that investors should consult with their advisors with respect to personal tax consequences. Please see page 193.

Financial Statements, page F-l

35. Please update your financial statements and related disclosures, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Response:

We have added additional disclosures in the financial statements included in Amendment No. 2 that either disclose the amounts of the related party balances or provide a cross-reference to the relevant pages of the Prospectus where investors can obtain such information. We believe this meets the disclosure requirements of Rule 3-12 of Regulation S-X.

Unaudited Pro Forma Financial Data, page F-2

36. Please revise your disclosures to explain why the partnership pro forma accrued liabilities exceed the predecessor historical accrued liabilities. Given that pro forma adjustment (a) is eliminating the assets and liabilities retained by your predecessor, we would expect any adjustment to this liability account to reflect a reduction.

Response:

Successor had transactions with our Predecessor that resulted in Successor owing funds to our Predecessor. At a consolidated level, these intercompany balances are eliminated. Amendment No. 2 includes the pro forma balance sheet for Successor only, which eliminates the need for this adjustment.

37. Please revise pro forma adjustment (a) to better explain how you determined the historical results that were associated with the assets and liabilities retained by your predecessor. Since it appears that the contributed and retained businesses were managed together and financed together by your predecessor during the periods presented, we believe you should explain in reasonable detail the assumptions that underlie your calculation of the revenues and expenses associated with the retained businesses versus those associated with the contributed businesses. Also better explain to your investors, or provide a cross-reference to the explanation of, why the eliminated assets represent approximately 42% of the predecessor’s total assets but the eliminated revenues and operating expenses represent a much smaller percentage of the predecessor’s results.

Response:

We have revised the description for the pro forma adjustment (a) to further explain how the historical results were segregated between our Predecessor and Successor. Please see page F-5.

Financial Statements of Chesapeake Midstream Development, L.P. for the Nine Months Ended September 30, 2009, page F-8

Consolidated Statements of Operations, page F-9

38. Please explain to us how you considered disclosing the revenues and expenses from related parties on the face of the income statement. Refer to Item 4-08(k) of Regulation S-X.

Response:

We have revised the presentation on the face of the income statement to properly refer the investor to additional disclosures where they can obtain amounts associated with related party transactions so as to comply with Item 4-08(k) of Regulation S-X. Please see page F-10.

39. We note that you present a subtotal titled “Total expenses.” Based on the items included in and excluded from this subtotal, we assume that this subtotal is intended to represent the expenses that would be included in the subtotal “Operating Income.” Please confirm our assumption, or explain why our assumption is incorrect. If our assumption is correct, please explain how you considered disclosing a subtotal for operating income on your statements of operations as we believe this metric is useful to your investors. If our assumption is incorrect, please explain how you determined that presentation of the subtotal “Total expenses” was meaningful and consistent with the guidance in Rule 5-03 of Regulation S-X.

Response:

It was our intent for these items to be included in the determination of “Operating income.” We have revised the financial statements in Amendment No. 2 to include expenses associated with “Total operating expenses,” and we have also added an “Operating income” line to comply with Rule 5-03 of Regulation S-X. Please see page F-10.

40. We note that you have classified the line item titled “Gain (loss) on sale of assets” below your subtotal titled “Total expenses.” Based on the guidance in FASB ASC 360-10-45-4, we would expect any gain or loss on sale of assets to be captured within the subtotal Operating Income. Therefore, it appears that this line item should also be captured within your subtotal Total Expenses. Please advise or revise.

Response:

We have moved the “Gain (loss) on sale of assets” above the subtotal “Total operating expenses” in Amendment No. 2 to comply with the guidance in ASC 360-10-45-4. Please see page F-10.

Notes to the Unaudited Consolidated Financial Statements, page F-12

Note 3. Joint Venture, page F-13

41. We read that during the nine months ended September 30, 2009, CMD recorded an $86.2 million impairment of certain of the gathering systems contributed to CMP prior to the formation of the joint venture. Please ensure that you provide all disclosures indicated by FASB ASC 360-10-50-2.

Response:

We have revised the disclosures in Amendment No. 2 to comply with the guidance under ASC 360-10-50-2. Please see pages F-16 and F-17.

Note 8. Subsequent Events, page F-16

42. When you update your financial statements, please comply with ASU 2010-09.

Response:

We have revised the disclosures in Amendment No. 2 to properly reflect the date through which we have considered any material subsequent events to comply with the guidance under ASU 2010-09. Please see page F-24.

Financial Statements of Chesapeake Midstream Development, L.P. for the Year Ended December 31, 2008, page F-17

Note 3. Summary of Significant Accounting Policies, page F-23

Impairment of Long-Lived Assets, page F-24

43. We note that you recorded significant impairment charges for the year ended December 31, 2008 and the nine months ended September 30, 2009. Please tell us how you considered disclosing the facts and circumstances that led to the impairment as required by FASB ASC 360-10-50-2.

Response:

We have revised the disclosures in Amendment No. 2 to comply with the guidance under ASC 360-10-50-2. Please see pages F-16 and F-17.

Note 5. Stock-Based Compensation, page F-26

44. Please provide all disclosures indicated by FASB ASC 718-10-50-2 for equity awards reflected in your financial statements, or tell us why you do not believe such disclosures are required.

Response:

We have considered the types of disclosures required under ASC 718 and do not believe the facts and circumstances associated with the allocation of certain stock-based compensation are within the spirit and intent of ASC 718’s disclosure requirements. The amount of stock-based compensation expense allocated from Chesapeake is based on varying factors and assumptions during the periods presented. Prior to January 1, 2009, our Predecessor did not have any direct employees and, therefore, costs were allocated based on management’s estimate of the amount of time Chesapeake employees spent supporting gathering and treating operations. For the nine months ended September 30, 2009, the stock-based compensation expense reflected a direct allocation of Chesapeake’s costs for the employees of our Predecessor. Beginning October 1, 2009, Successor was formed and costs were allocated based on the provisions of an employee secondment agreement, which limits the allocation of stock-based compensation to the lesser of the grant date or vesting date fair value of the associated awards. Because Successor has no employees, management is required to estimate the amount of time that seconded employees spent supporting Successor activities relative to the portion of their time spent supporting our Predecessor activities or other Chesapeake operations. In addition, the financial statements of both our Predecessor and Successor include an indirect overhead allocation, which includes stock-based compensation related costs and which is associated with the estimated percentage of time Chesapeake employees spent providing legal, accounting, treasury, environmental safety, information technology and other corporate services to these entities during the periods presented. The overhead allocations, inclusive of stock-based compensation expense, were subject to varying contractual provisions during the periods presented as disclosed in Note 2 to the financial statements. As a result, we believe the varying factors and assumptions described above affect the comparability between the financial statements of our Predecessor and Successor for the periods presented and make it impracticable for us to provide disclosures that would be meaningful to investors and that meet the requirements of ASC 718.

Part II

Item 16. Exhibits, page II-5

45. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

Response:

We will undertake to file all required exhibits at a time such that the Staff has sufficient time to review prior to our requesting effectiveness on the Registration Statement.

46. We note that several of the exhibits that you plan to file by amendment are “form of” agreements. Please confirm that the “form of” agreements that you plan to file will be consistent with Instruction 1 to Item 601 of Regulation S-K, and that any “form of” agreement that deviates from the final agreement in any way will be re-filed accordingly.

Response:

We confirm our understanding that “form of” agreements that we intend to file will be consistent with Instruction 1 to Item 601 of Regulation S-K. Furthermore, we will undertake to re-file any agreements to the extent they deviate from the “form of” version thereof.

Exhibit 23.1 Consent of the Independent Registered Public Accounting Firm

47. We note that the Consent from your auditors refers the balance sheet of Chesapeake Midstream Partners, L.P. as of February 15, 2010 and the balance sheet of Chesapeake Midstream GP, L.L.C. as of February 15, 2010. We also note that the balance sheets of these two entities included in the Registration Statement are as of February 12, 2010. Please provide a revised Consent that refers to the financial statements included in the Registration Statement.

Response:

We have corrected the error in the revised Exhibit 23.1 filed in connection with Amendment No. 2.

Item 17. Undertakings, page 11-6

48. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

Response:

We have revised the undertakings section of Amendment No. 2 to include the requested disclosure. Please see page II-6.

*        *        *         *        *

If any additional supplemental information is required by the Staff, please contact the undersigned at (405) 879-6134 or D. Alan Beck, Jr. of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

CHESAPEAKE MIDSTREAM PARTNERS, L.P.

By:	Chesapeake Midstream GP, L.L.C.,
its general partner

By:	/s/ J. Mike Stice
J. Mike Stice
Chief Executive Officer

cc:	D. Alan Beck, Jr., Esq.

Vinson & Elkins L.L.P.

Via facsimile to (713) 615-5620